[Letterhead of Bradley Arant Rose & White LLP]

J. Paul Compton, Jr.

Direct Dial: 205-521-8381

Direct Fax: 205-488-6381

pcompton@bradleyarant.com

December 2, 2005

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn: Ms. Kathryn McHale

Re:	CapitalSouth Bancorp

Amendment No. 1 to Registration Statement on Form S-1

Filed November 16, 2005

File No. 333-128829

Ladies and Gentlemen:

We have received the letter of comments of the staff of the Securities and Exchange Commission (the “Commission”) dated November 28, 2005, relating to the Amendment No. 1 to Registration Statement on Form S-1 for CapitalSouth Bancorp (“CapitalSouth” or the “Company”) filed with the Commission on November 16, 2005. On behalf of CapitalSouth, we have prepared this letter of response to the comments of the staff and have prepared a Pre-Effective Amendment No. 2 to Form S-1 to reflect our responses.

We are transmitting to you with this letter two clean and marked versions of the Pre-Effective Amendment No. 2 to Form S-1. The marked version has been marked appropriately to indicate the changes from the Pre-Effective Amendment No. 1 to Form S-1 filed with the Commission on November 16, 2005 in response to the comments of the staff or otherwise.

References to page numbers in this letter of response are to page numbers contained in the marked version of the Pre-Effective Amendment No. 2 to Form S-1.

The following paragraphs set forth the responses to the letter of comment dated November 28, 2005:

Summary Consolidated Financial Data, page 5

1.	We note that you calculate your efficiency ratio on page 6 net of securities gains and losses. Please tell us how your calculation complies with FDIC

Ms. Kathryn McHale

December 2, 2005

guidance which defines this ratio as noninterest expense (less the amortization of intangible assets) as a percentage of net interest income and noninterest income.

We have revised our calculation of the efficiency ratio to comply with FDIC guidance which defines the efficiency ratio as noninterest expense (less amortization of intangible assets) as a percentage of net interest income and noninterest income on pages 6 and 21, and revised the related footnotes accordingly. In doing so, we have included securities gains and losses as part of non-interest income.

2.	As your calculation of the efficiency ratio appears to be inconsistent with regulatory definitions, and is therefore considered a non-GAAP financial measure under Item 10(e) of Regulation S-K, please revise to reconcile your calculation of the efficiency ratio to the FDIC-defined ratio, explain how management uses this ratio and discuss its usefulness to a reader.

Because our calculation has been revised to conform to the FDIC-defined ratio, no reconciliation is required under Regulation S-K.

Notes to Consolidated Financial Statements

Note 1—Summary of Business and Significant Accounting Policies, page F-7

General

3.	We note your response to comment 16 of our letter dated November 4, 2005. In your response you state that you account for your warrant to purchase an additional 5% of the stock of Consumer National Bank at cost. Please tell us how you considered the guidance in paragraphs 6-9 of SFAS 133 in determining whether your warrant meets the definition of a derivative instrument which should be accounted for at fair value.

We hold a warrant, effective through March 31, 2006, to purchase an additional 5% of the stock of Consumer National Bank at a price equal to 170% of its tangible book value per share. In considering whether the warrant meets the definition of a derivative instrument that should be accounted for at fair value, we considered the guidance provided by SFAS No. 133 paragraphs 6-9. Because there is no market mechanism that facilitates net settlement of the warrant (paragraphs 6(c) and 9(b)), the warrant does not meet all the guidance provided by SFAS No. 133 paragraphs 6-9 and therefore is not a derivative instrument that should be accounted for at fair value. Moreover, the stock being delivered by Consumer National Bank is not readily convertible to cash as it is not an actively traded stock (paragraphs 6(c) and 9(c)) and the warrant can only be settled by the delivery of the associated non-readily

Ms. Kathryn McHale

December 2, 2005

marketable stock (paragraphs 6(c) and 9(c)). Accordingly, we account for our investment in the warrant at cost.

4.	Please revise your financial statement footnotes to disclose your accounting policy for stock purchase warrants.

We will revise our financial statement footnotes to disclose further that we account for our investment in the stock of Consumer National Bank and the warrant at cost.

Exhibit 5.1: Legality Opinion

5.	We note in the last paragraph, you disclaim any obligation to update your opinion. Please remove this language or file this opinion immediately before your registration statement is made effective.

We have removed the language disclaiming our obligation to update our opinion and have attached a revised legal opinion as Exhibit 5.1.

Additional Exhibit

We have supplemented our exhibits with an earlier amendment to Exhibit 10.11 that was inadvertently omitted from the Registration Statement on Form S-1, dated October 5, 2005.

If you have any questions or require any further information with respect to the Pre-Effective Amendment No. 2 to Form S-1 or any other matters relating thereto, please telephone either the undersigned at the number set forth above, or Laura Parchman Washburn of this office at 205-521-8370.

Very truly yours,

/s/ J. Paul Compton, Jr.
J. Paul Compton, Jr.

Enclosures

cc:	W. Dan Puckett

Carol W. Marsh

Katherine Koops, Esq.

C. Matthew Lusco

D. Timothy Speegle